

March 20, 2012

Anita Soni
Director Finance
Mahanagar Telephone Nigam Limited
12th Floor
Jeevan Bharati Building, Tower-1
124 Connaught Circus, New Delhi 110001
India

  Re: **Mahanagar Telephone Nigam Limited**
    Form 20-F for Fiscal Year Ended March 31, 2011
    Filed September 29, 2011
    File No. 333-13944

Dear Ms. Soni:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

General

1. In future filings, please revise your Form 20-F cover page to include your assigned Commission file number 333-13944 removing the currently disclosed number of 001-15252.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 60

Comparison of Year Ended March 31, 2011 with Year Ended March 31, 2010, page 60

2. We note that you attributed the decrease in costs of revenues and selling, general and administrative expenses mainly to a decrease in staff costs. The results of operations should provide a detailed discussion of each material line item included in your statements of operations. In future filings, please expand your disclosure to discuss and quantify the reasons of the decrease in staff costs (e.g. reduction in personnel, benefits, etc.).   Further please expand your disclosure of depreciation and amortization and net loss to explain clearly to investors the reasons for these changes for the periods presented. Also, disclose any known material trends affecting your depreciation and amortization and net loss for the periods presented. Refer to Item 303(b) of Regulation S-K.

Item 5F. Tabular Disclosure of Contractual Obligations, page 65

3. We refer to your contractual obligations table. Please tell us how you considered including long-term debt. Refer to Item 303(a)(5) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

4. It has come to our attention that your accounting firm may have had limited involvement in the audit of your financial statements for the years ended March 31, 2010 and 2011. When an independent auditor uses the work and reports of other independent auditors to audit the financial statements of one or more subsidiaries, divisions, branches, components, or investments included in the financial statements presented, such independent auditor must decide whether it may serve as the principal auditor. Generally, the principal auditor is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity. Please ask your auditor to tell us how it was able to sign the audit report as principal auditor in view of its limited involvement in the audit. Refer to PCAOB AU sections 543 and 9543.

Also, it has come to our attention that your accounting firm issued an opinion on internal control over financial reporting (ICFR) without performing any audit procedures related to ICFR. PCAOB AS 5 requires an auditor to perform an audit of a company's ICFR that is integrated with an audit of the financial statements.   Please ask your auditor to tell us how he was able to issue an opinion on ICFR considering the limited involvement in the audit of your financial statements.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Note 2(l). Impairment of long lived assets, page F-11

5. We see your long lived assets and intangible assets represent 72.5% and 58.4% of your March 31, 2011 and 2010 total assets, respectively. Given the significance of these assets compared to your cash flow, please refer to FASB ASC 360-10-35-17 through 35-35 and respond to the following:

- tell us how you perform the impairment testing, including how you determine the cash flow and assess the fair value of the underlying asset; and

- tell us the amount in which the expected future cash flow associated with the asset groups exceed their carrying amount.

Note 19. Retirement Benefits, page F-25

6. With a view toward providing enhanced disclosure in future filings related to your Pension Plan referred to on page F-27 and your Gratuity Plan referred to on page F-28, please tell us how you considered the guidance in FASB ASC 715-20-50, particularly sections b, d, i, j, l, m, n, o, p, q and s. In your response, please provide any proposed disclosure for future filings.

Note 24. Financial Instruments and Concentration of Risk, page F-33

7. We refer to your disclosure on page F-34 regarding your recurring fair value measurements. Tell us how you considered the guidance in FASB ASC 820-10-50-1 and 50-2. Additionally, please note that FASB ASC 820-10-50-8 requires certain of the disclosure to be presented in a tabular format. With a view toward providing enhanced disclosure in future filings, please provide your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551- 3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director